Filed Pursuant to Rule 424(b)(3) Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 3 dated March 23, 2009

to the Prospectus dated January 30, 2009

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated January 30, 2009. This Supplement No. 3 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated February 20, 2009 and Supplement No. 2 dated March 11, 2009. Capitalized terms used in this Supplement No. 3 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the sections entitled “Summary,” “Distribution Policy” and “Management of the Company—Our Executive Officers and Trustees.”

Summary

The answer to the question “Will you be notified of how your investment is doing?” which appears on page 18 of our prospectus is deleted and replaced in its entirety with the following:

A:	Yes. We will provide you with periodic updates on the performance of your investment with us, including:

•	an annual report;

•	an annual IRS Form 1099-DIV, if required; and

•	supplements to this prospectus, provided quarterly.

We will provide this information to you via one or more of the following methods:

•	United States mail or other courier;

•	facsimile; or

•	electronic delivery.

Second Quarter Distribution

Our board of trustees approved a quarterly distribution to shareholders of $0.15 per common share for the second quarter of 2009. The distribution will be calculated on a daily basis and paid on July 17, 2009 to shareholders of record during the period April 1, 2009 through and including June 30, 2009.

Management of the Company

On March 17, 2009, our board of trustees appointed Peter E. DiCorpo to serve as a trustee.

Mr. DiCorpo has been Global Chief Operating Officer of CB Richard Ellis Investors, L.L.C., or CBRE Investors, our sponsor, since October 2008. In this capacity, Mr. DiCorpo is responsible for the global execution of the CBRE Investors business plan and oversight of day-to-day business operations. Mr. DiCorpo is a member of the CBRE Investors Executive Committee and Global Leadership Team. Mr. DiCorpo is a seasoned real estate professional who has a broad range of experience in many facets of the industry. Mr. DiCorpo joined CBRE Investors from AIG Global Real Estate Investment Corp., where he served in various capacities since 1995, including Chief Administrative Officer. Mr. DiCorpo also served as Head of Residential Production where he created a national investment team and oversaw all multifamily investments. Mr. DiCorpo earned a B.A. degree in Mathematical Economics from Colgate University, a M.S. in Professional Accounting from the University of Hartford and an M.B.A. in Finance and Management from New York University Stern School of Business. Mr. DiCorpo is 37 years old.